September 26, 2024

Via Edgar Transmission

Mr. Scott Anderegg / Mr. Donald Field

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Fast Track Group Amendment No. 1 to Registration Statement on Form F-1 Filed September 16, 2024 File No. 333-281969

Dear Mr. Anderegg /Mr. Field:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated September 25, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amendment No. 1 to Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 1 to Registration Statement on Form F-1

Exhibit 5.1

Legal Opinion, page II-4

1.	Please have counsel revise the legal opinion to also state that the warrants are binding obligations under the law of the jurisdiction governing the warrant agreement, i.e. New York law. Refer to Staff Legal Bulletin No. 19 for guidance. Alternatively, please file a second legal opinion covering the the offering of the warrants under New York law.

Response: In response to the Staff’s comment, the Company has filed Exhibit 5.2 in the Registration Statement.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com